SPECTRA ENERGY PARTNERS, LP

5400 WESTHEIMER COURT

HOUSTON, TEXAS 77056

May 14, 2009

VIA EDGAR AND OVERNIGHT MAIL

H. Christopher Owings

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549-7010

Re:

Spectra Energy Partners, LP

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 11, 2009

File No. 001-33556

Spectra Energy Partners, LP

Registration Statement on Form S-3

Filed March 18, 2009

File No. 333-158097

Dear Mr. Christopher Owings:

Set forth below are the responses of Spectra Energy Partners, LP, a Delaware limited partnership (the “Partnership”), to supplemental telephonic comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 13, 2009, with respect to the Partnership’s Form 10-K for Fiscal Year Ended December 31, 2008 filed March 11, 2009, File No. 001-33556 (the “Partnership 10-K”) and the Partnership’s Registration Statement on Form S-3 filed March 18, 2009, File No. 333-158097 (the “Registration Statement”). These comments were communicated telephonically by Alex M. Ledbetter of the Staff to David P. Oelman, the Partnership’s outside counsel with respect to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding original comment in italicized text.

Form 10-K for Fiscal Year Ended December 31, 2008 Filed by Spectra Energy Partners, LP

5.	Please refer to General Instruction D.2 to Form 10-K and file a complete amendment to your Form 10-K with the required signatures. You do not include the signatures of your controller or principal accounting officer, as well as the majority of the board of directors of each corporate general partner.

Response:

We have filed a complete amendment to the Partnership 10-K to include all signatures required by General Instruction D.2 to Form 10-K. In addition, we are supplementally providing the Staff with a manually executed signature page of the amendment to the Partnership 10-K and a power of attorney executed in connection with the filing of the Partnership 10-K.

Exhibits

6.	We note Exhibit 10.9 does not include the schedules which are a part of the agreement. Please file an amendment to your Form 10-K to include Exhibit 10.9 in its entirety, as well as any other exhibits that are not complete. Please advise.

Response:

Exhibit 10.9 to the Partnership 10-K consists of the Asset Purchase Agreement, dated December 13, 2007, between Spectra Energy Virginia Pipeline Company and East Tennessee Natural Gas, LLC (originally filed as Exhibit 10.2 to the Partnership’s Form 8-K filed on December 14, 2007). As indicated in the Partnership’s initial response to the Staff’s comments on April 29, 2009, we have revised the exhibit schedule to characterize this agreement as an acquisition agreement eligible for filing under Item 601(b)(2), and, accordingly, believe that the requested schedules may be omitted because they do not contain “information which is material to an investment decision” as permitted by the instructions found in Item 601(b)(2).

In addition, we have included in the amendment to the Partnership 10-K (i) all schedules to agreements classified as Item 601(b)(10) exhibits that were previously omitted and (ii) re-filed the agreements to which such schedules relate.

In connection with responding to the Staff’s comments the Partnership acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Partnership also acknowledges that (i) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not foreclose the Commission from taking any action with respect to the filings, and (ii) the Partnership may not assert the Staff’s declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact the undersigned at 713-627-5400 or David Oelman of Vinson & Elkins L.L.P. at 713-758-3708.

Sincerely,

SPECTRA ENERGY PARTNERS, LP

By:	Spectra Energy Partners (DE) GP, LP, its general partner

By:	Spectra Energy Partners GP, LLC,
Its general partner

By:	/s/ Laura Buss Sayavedra
Name:	Laura Buss Sayavedra
Title:	Vice President and Chief Financial Officer

cc:	Brian McAllister (Commission)
Michael Moran (Commission)
Matthew Benson (Commission)
Mara Ransom (Commission)
David Oelman (Vinson & Elkins L.L.P.)